AMENDED
INVESTMENT ADVISORY AGREEMENT
SCHEDULE B

Listed below are the portfolios of Calvert Variable Series, Inc. that are entitled to receive investment advisory services from Ameritas Investment Corp (the "Adviser") under the Investment Advisory Agreement dated October 29, 1999, as revised January 2, 2001 and October 31, 2003, and which will pay fees calculated at the following annual rates to the Adviser pursuant to Section 3 of the Agreement:

1. Ameritas Income & Growth	0.625%
2. Ameritas Growth	0.75%
3. Ameritas Small Capitalization	0.85%
4. Ameritas MidCap Growth	0.80%
5. Ameritas Index 500	0.24%
6. Ameritas Money Market	0.20%
7. Ameritas Select	0.92%
8. Ameritas Small Company Equity	1.12%
9. Ameritas Core Strategies	0.75%

For its services under this Investment Advisory Agreement, Adviser is entitled to receive the fees indicated above based on average net assets.

Adopted October 29, 1999
Revised October 31, 2003
Schedule restated October 12, 2005